[Letterhead of Trombly Business Law]




December 8, 2004

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

        Attn: Mr. Chris Edwards

          RE: On The Go Healthcare, Inc.
              Form SB-2 filed on November 19, 2004
              File No. 333-120633


Ladies and Gentlemen:

On behalf of On The Go Healthcare, Inc. (the "Company"), I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 1 to Registration Statement on Form SB-2 (File No. 333-120633), together with certain exhibits thereto (the "Registration Statement").

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated December 7, 2004. Set forth below are the Company's responses to the Staff's comments.

The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.


General


Comment 1.

         We note your recent press releases announcing your results of operations. In future press releases please balance the information presented so that investors can understand the reasons for the large increases in revenues. In many instances it appears that the significant increases over prior periods are attributable to the inclusion of the operations of your recent acquisitions, which would not be reflected in your previous results.

Response 1.

         The Company notes the comment given by the Staff and will comply in future press releases.


Comment 2.

         We note that you filed a Form SB-2 registration statement on February 27, 2004 that was declared effective on March 10, 2004 (File No. 333-113172). Please tell us whether the amount of common stock registered in the current registration statement for Dutchess Private Equities Fund is in addition to the securities registered in the previous registration statement.


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Response 2.

         The amount of common stock filed on the Registration Statement is in addition to the common stock registered on the registration statement filed on February 27, 2004 that was declared effective on March 10, 2004 (File No. 333-113172). The Company previously disclosed under "The Investment Agreement" on pages 5-6 of the Registration Statement that, in March 2003, it registered 30,000,000 shares of common stock pursuant to the Investment Agreement. As of November 5, 2004, the Company had issued 6,071,146 shares of common stock and raised $512,500 pursuant to the Investment Agreement. The number of shares issued does not reflect the 1:30 reverse split of the Company's common stock on October 4, 2004.


SELLING STOCKHOLDERS, PAGE 15


Comment 3.

         Please briefly describe the placements and purchasers of the common stock listed in the table.

Response 3.

         The Company had previously disclosed the purchasers of the stock in the table of Selling Stockholders. To the Company's knowledge, none of the selling stockholders transferred, sold or otherwise disposed of their restricted shares or warrants to purchase shares. The Company has revised the disclosure in the Registration Statement to briefly describe the placements of the common stock listed in the table.


Comment 4.

         Please tell us whether any of the entities listed in the selling stockholders table are broker-dealers or affiliates of a broker-dealer. If a selling stockholder is a broker-dealer, the prospectus should state that the seller is an underwriter. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make those representations in the prospectus, state that the seller is an underwriter.


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Response 4.

         The selling stockholders have represented to the Company that they are not broker-dealers or affiliates of a broker-dealer. To the Company's knowledge, none of the other entities listed in the selling shareholder table are broker-dealers or affiliates of broker-dealers or underwriters.

         The Company acknowledges that:

         * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         * the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please call the undersigned with any questions or comments regarding this letter, the Registration Statement or any other matters related to the filing.


Regards,

/s/ Amy Trombly
----------------
Amy Trombly, Esq.


cc:     Stuart Turk, On The Go Healthcare, Inc.


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